UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 19, 2006	File No. 001-32628

Storm Cat Energy Corporation

(Name of Registrant)

1125 17th Street, Suite 2310, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F                                  ☒                                    FORM 40-F                                  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                      Yes  ☐                   No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2006	Storm Cat Energy Corporation
(Registrant)

	By:	/s/ J. Scott Zimmerman
	Name:	J. Scott Zimmerman
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1	News Release dated January 5, 2006